CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of SilverCrest Metals Inc. (the "Company") on Form 40-F for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Eric Fier, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 11, 2024	/s/ N. Eric Fier
N. Eric Fier
Chief Executive Officer and Director
(Principal Executive Officer)
A signed original of this written statement required by Section 906 has been provided to SilverCrest Metals Inc. and will be retained by SilverCrest Metals Inc. and furnished to the Securities and Exchange Commission or its staff upon request.